UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

For Period Ended June 30, 2005

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR

For the Transition Period Ended: __________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

Financial Industries Corporation

Full Name of Registrant

__________________________________________________________________

Former Name if Applicable

6500 River Place Blvd., Building I

Address of Principal Executive Office (Street and Number)

Austin, Texas 78730

City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐

(b)         The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, 11- K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if necessary).

The Registrant is unable to timely file its report on Form 10-Q for the three-month period ended June 30, 2005 (the “Second Quarter 2005 Form 10-Q”). The Registrant has previously reported that it was unable to complete the filing of its Form 10-K for the year ended December 31, 2003 (the “2003 Form 10-K”), its Form 10-Q for the quarters ended March 31, 2004, June 30, 2004, and September 30, 2004 (the “2004 Forms 10-Q”), its Form 10-K for the year ended December 31, 2004 (the “2004 Form 10-K”), and its Form 10-Q for the quarter ended March 31, 2005 (the “First Quarter 2005 Form 10-Q”) on a timely basis. The Registrant filed a Form 12b-25 on March 16, 2004, with respect to the late filing of its 2003 Form 10-K. Subsequently, the Registrant filed (i) a Form 12b-25 on May 18, 2004, with respect to the late filing of its Form 10-Q for the quarter ended March 31, 2004, (ii) a Form 12b-25 on August 10, 2004, with respect to the late filing of its Form 10-Q for the quarter ended June 30, 2004, (iii) a Form 12b-25 on November 10, 2004, with respect to the late filing of its Form 10-Q for the quarter ended September 30, 2004, (iv) a Form 12b-25 on March 17, 2005, with respect to the late filing of its 2004 Form 10-K, and (v) a Form 12b-25 on May 13, 2005, with respect to the late filing of its First Quarter 2005 Form 10-Q.

As reported in its Form 12b-25 filed on May 17, 2005, the Registrant had been working to prepare its consolidated financial statements for the year ended December 31, 2003, and had engaged outside consultants to assist in this process. The Registrant recently completed its work on its consolidated financial statements for the year ended December 31, 2003, and filed its 2003 Form 10-K on July 29, 2005. However, the work on the 2003 Form 10-K adversely affected the ability of the Registrant to commence work on its consolidated financial statements for the year ended December 31, 2004, and to file its 2004 Form 10-K. In addition, the Registrant has not yet engaged an independent auditor with respect to the audit of its consolidated financial statements for the year ended December 31, 2004. The work on the 2003 Form 10-K also adversely affected the ability of the Registrant to commence work on its consolidated financial statements to be included in its 2004 Forms 10-Q and its First Quarter 2005 Form 10-Q. The Registrant has not engaged an auditor for the reviews and other work associated with the quarterly financial statements to be included in the 2004 Forms 10-Q. In addition, the above-described work on the already late completion of financial statements and periodic reports has adversely affected the Registrant’s ability to commence work on its consolidated financial statements for the quarter ended June 30, 2005, and its Second Quarter 2005 Form 10-Q.

With the completion of its work on the 2003 Form 10-K, the Registrant has commenced work on its consolidated financial statements for the year ended December 31, 2004 and its work on the 2004 Forms 10-Q, and the 2004 Form 10-K. The Registrant does not expect that such filings will occur before the end of 2005 and there can be no assurance that the filings will occur by that date. Following completion of the work on the 2004 Forms 10-Q and the 2004 Form 10-K, the Registrant would expect to begin work on the First and Second Quarter 2005 Forms 10-Q. Registrant does not expect to be in a position to file its First and Second Quarter 2005 Forms 10-Q until after its has completed its 2004 Forms 10-Q and the 2004 Form 10-K.

PART IV--OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Vincent L. Kasch	512	404-5510
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [] Yes ☒ No

As described in Part III, above, the Registrant has not yet filed its 2004 Forms 10-Q, its 2004 Form 10-K, and its First Quarter 2005 Form 10-Q.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change in Results of Operations

As described in Part III, above, the Registrant has not yet filed its 2004 Forms 10-Q, its 2004 Form 10-K, or its First and Second Quarter 2005 Forms 10-Q. Due to the work involved in the completion of these already late reports, the Registrant is not in a position to provide either a reasonable estimate of the results for the quarter ended June 30, 2005, or a comparison of the results for the quarter ended June 30, 2005 with the results for the quarter ended June 30, 2004.

As provided by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Financial Industries Corporation cautions that the statements in this Form 12b-25, including but not limited to, statements found in Part III- “Narrative” and this Part IV- “Other Information” relating to timing of filings, future filings, internal controls assessment and other matters that are not historical factual information are forward-looking statements that represent management’s belief and assumptions based on currently available information. The information contained in this report relating to trends in the Company’s operations and financial results and the contingencies and uncertainties to which the Company may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” and other similar expressions constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning the financial results, economic conditions and are subject to known and unknown risks, uncertainties and other factors contemplated by the forward-looking statements. Such factors include, among other things: (1) timing and results of reviews, audits and assessments; (2) general economic conditions and other factors, including prevailing interest rate levels and stock market performance, which may affect the ability of the Company to sell its products, the market value of the Company’s investments and the lapse rate and profitability of policies; (3) the Company’s ability to achieve anticipated levels of operational efficiencies and cost-saving initiatives; (4) customer response to new products, distribution channels and marketing initiatives; (5) mortality, morbidity and other factors which may affect the profitability of the Company’s insurance products; (6) our ability to develop and maintain effective risk management policies and procedures and to maintain adequate reserves for future policy benefits and claims; (7) changes in the Federal income tax laws and regulations which may affect the relative tax advantages of some of the Company’s products; (8) increasing competition in the sale of insurance and annuities; (9) regulatory changes or actions, including those relating to regulation of insurance products and insurance companies; (10) ratings assigned to the Company’s insurance subsidiaries by independent rating organizations such as A.M. Best, which the Company believes are particularly important to the sale of accumulation products; (11) the performance of our investment portfolios; (12) the effect of changes in standards of accounting; (13) the effects and results of litigation; and (14) other factors discussed in the Company’s other filings with the SEC, which are available free of charge on the SEC’s website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Investors should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and the Company undertakes no obligation to publicly update or revise any forward-looking statements. There can be no assurance that other factors not currently anticipated by management will not also materially and adversely affect the Company.

_______________Financial Industries Corporation_______________

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2005	By:	/s/ Vincent L. Kasch
Vincent L. Kasch, Chief Financial Officer